FOR IMMEDIATE RELEASE	Exhibit 99.1

Results for the Quarter and Year ended March 31, 2022 under IFRS

IT Services delivers strong sequential revenue growth for the quarter at 3.1% in CC,

Revenue growth for the year at 27.3% YoY, and

EPS growth rate for the year of 17.0% YoY

Bangalore, India and New Jersey, USA – April 29, 2022 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for the quarter and year ended March 31, 2022.

Highlights of the Results

Results for the Quarter ended March 31, 2022:

•	Gross Revenue was ₹208.6 billion ($2.7 billion1), an increase of 28.4% YoY

•	IT Services Segment Revenue was at $2,721.7 million, an increase of 3.1% QoQ and 26.4% YoY

•	Non-GAAP[2] constant currency IT Services segment revenue increased by 3.1% QoQ and 28.5% YoY

•	IT Services Operating Margin[3] for the quarter was at 17.0%, a decrease of 60 bps QoQ

•	Net Income for the quarter was ₹30.9 billion ($406.9 million1), an increase of 4.0% QoQ and 3.9% YoY

•	Earnings Per Share for the quarter was at ₹5.64 ($0.071), an increase of 4.6% YoY

•	Operating Cash Flow was at ₹23.3 billion ($307.3 million1), which is 75.5% of Net Income

Results for the Year ended March 31, 2022:

•	Gross Revenue was ₹790.9 billion ($10.4 billion1), an increase of 27.7% YoY

•	IT Services Segment Revenue was at $10,355.9 million, an increase of 27.3% YoY

•	Non-GAAP[2] constant currency IT Services Segment Revenue increased by 26.9% YoY

•	IT Services Operating Margin[3] for the year was at 17.7%, a decrease of 254 bps YoY

•	Net Income for the year was ₹122.2 billion ($1,610.5 million1), an increase of 13.2% YoY

•	Earnings Per Share for the year was at ₹22.35 ($0.291), an increase of 17.0% YoY

•	Operating Cash Flow was at ₹110.8 billion ($1,460.4 million1), which is 90.7% of Net Income

•	Our closing strength of employees for IT Services was at 243,128, an increase of 45,416 employees on a YoY

Performance for the Quarter and Year ended March 31, 2022

Thierry Delaporte, CEO and Managing Director said, “We have had an outstanding year, finishing with $10.4 Bn in revenues, and an industry-leading growth of 27% year on year. This is our sixth straight quarter of strong revenue growth at or over 3%. We are excited with the addition of Rizing and the CAS Group to Wipro’s service offerings. With all markets, sectors and Global Business Lines now growing in double-digits year on year, we have a strong foundation for next year’s growth.”

Jatin Dalal, Chief Financial Officer said, “Our efforts on client mining have resulted in an addition of eight customers in more than $100 Mn bucket on YoY basis. We delivered operating margins of 17.7% for the year, after significant investments on solutions, capabilities and talent. Net Income for the year was highest ever at $1.6 Bn and delivered robust growth in EPS of 17.0% YoY.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹75.87, as published by the Federal Reserve Board of Governors on March 31, 2022. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2022 was US$1= ₹75.91

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Public	1

Outlook for the quarter ending June 30, 2022

We expect Revenue from our IT Services business to be in the range of $2,748 million to $2,803 million*. This translates to a sequential growth of 1% to 3%.

*	Outlook is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.12, AUD/USD at 0.73, USD/INR at 75.26 and CAD/USD at 0.79

Capital Allocation

The interim dividend of ₹1 and ₹5 declared by the Board at its meetings held on January 14th and March 25th, 2022 shall be considered as the final dividend for the financial year 2021-22.

IT Services

Wipro continued its momentum in winning large deals with our customers as described below:

•	A US-based global healthcare company will leverage Wipro FullStride Cloud Services to engineer products for cloud and digital technologies based on a Product Oriented Delivery (POD) model.

•

A US-based multinational technology company has renewed its existing contract to curate geospatial information that will enable the customer with evaluations and recommendations on map modelling processes.

•

A leading US-based global benefits and payroll administration company has awarded Wipro a transformational business process services contract to optimize costs in health & wealth benefits and customer care.

•

A multinational telecommunications network company, headquartered in the Nordics, has awarded Wipro a contract to drive transformation and digitalization of business processes that enhances customer value through high quality service delivery.

•	A leading Europe-based provider of transport solutions has partnered with Wipro to transform their digital workplace, supporting the shift towards sustainable transport solutions.

Digital Services Highlights

We continue to see increasing traction in digital oriented and other strategic deals as illustrated below:

•

A leading global cosmetics company has selected Wipro to rollout their SAP S/4HANA in a region that will drive their business growth. This transformation will enable the customer to harmonize their business processes, accelerate time to market, innovate, and enhance user experience.

•

A leading Asia-based multinational automotive electronics supplier has selected Wipro to develop the engineering blueprint for their next generation software defined vehicle platform using Wipro’s Cloud Car architecture.

•	Designit has been selected by a multinational technology conglomerate to design a digital onboarding experience and support hybrid working needs of employees of a large company in the mobility sector.

•

A Smart City based in the Middle East has selected Wipro to build a secure, reliable on-demand 5G network using autonomous drones for the high-bandwidth requirements of residents, businesses, and visitors.

•	A Europe based financial services company has renewed is its Data Center and cloud infrastructure management contract with Wipro to support its transformation to a Hybrid Cloud model.

•	A government body based in the Middle East has selected Wipro as the digital partner to build a data-led AI marketplace that will bring the local talent, government and private sector together.

•

Wipro is engaged as the primary partner to design and develop hardware for a series of RUs (radio units) to enable end to end O-RAN 5G solution deployment for service provider customers with one of the leading US based telecommunications networking provider.

Analyst Recognition

•	Wipro was recognized as a Leader in the 2022 Gartner® Magic Quadrant™ for Data and Analytics Service Providers

•	Wipro was recognized as a Leader in the 2022 Gartner® Magic Quadrant™ for Outsourced Digital Workplace Services

•	Wipro was recognized as a Leader in the 2022 Gartner® Magic Quadrant™ for Customer Service BPO

•	Wipro was featured in HFS Top 10: Retail and CPG Services, Application Modernization Services and SAP S/4HANA Services, 2022

•	Wipro ranks among the Top Service Providers in Whitelane Benelux IT Sourcing Study 2022 and Netherlands IT Outsourcing Study 2021

•	Wipro was rated as a Leader in Everest Group’s Digital Interactive Experience (IX) and Digital Product Engineering Services PEAK Matrix® Assessment 2022

•	Wipro was rated as a Leader in Everest Group’s Artificial Intelligence (AI) Services and Intelligent Process Automation (IPA) Solution Provider Landscape with PEAK Matrix® Assessment 2022

•	Wipro was recognized as a Leader in Everest Group’s Healthcare Payer Operations and Oracle Cloud Applications (OCA) Services PEAK Matrix® Assessment 2022 – Global

•	Wipro was recognized as a Leader in Avasant Healthcare Payor Digital Services and Provider Digital Services RadarView™ 2022 – 2023

•	Wipro was rated as a Leader in Avasant Intelligent Automation Services RadarView™ 2021 – 2022

Disclaimer: *Gartner, “Magic Quadrant for Data and Analytics Service Providers “, Jorgen Heisenberg, et al, 7 February 2022. Gartner, “Magic Quadrant for Data and Analytics Service Providers”, Gartner, “Magic Quadrant for Outsourced Digital Workplace Services”, Daniel Barros, et al, 22 February 2022. Gartner, “Magic Quadrant for Customer Service BPO“, Deborah Alvord, et al, 28 March 2022. GARTNER and MAGIC QUADRANT are registered trademarks and service marks of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose

IT Products

•	IT Products segment revenue for the quarter was ₹1.2 billion ($15.8 million1)

•	IT Products segment results for the quarter was a loss of ₹0.02 billion ($0.29 million1)

•	IT Products segment revenue for the year was ₹6.2 billion ($81.4 million1)

•	IT Products segment results for the year was a profit of ₹0.12 billion ($1.5 million1)

India business from State Run Enterprises (ISRE)

•	India SRE segment revenue for the quarter was ₹1.9 billion ($24.6 million1)

•	India SRE segment results for the quarter was a profit of ₹0.17 billion ($2.3 million1)

•	India SRE segment revenue for the year was ₹7.3 billion ($96.2 million1)

•	India SRE segment results for the year was a profit of ₹1.2 billion ($15.5 million1)

Please refer to the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter and Year ended March 31, 2022, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:30 p.m. Indian Standard Time (10:00 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP290422

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 240,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press

Aparna Iyer	Abhishek Kumar Jain	Purnima Burman

Phone: +91-80-6142 7139	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450

iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	purnima.burman@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2021	As at March 31, 2022
			Convenience translation into US dollar in millions Refer footnote in page 1
ASSETS
Goodwill	139,127	246,989	3,255
Intangible assets	13,085	43,555	574
Property, plant and equipment	85,192	90,898	1,198
Right-of-Use assets	16,420	18,870	249
Financial assets
Derivative assets	16	6	^
Investments	10,576	19,109	252
Trade receivables	4,358	4,765	63
Other financial assets	6,088	6,084	80
Investments accounted for using the equity method	1,464	774	10
Deferred tax assets	1,664	2,298	30
Non-current tax assets	14,323	10,256	136
Other non-current assets	15,935	14,826	195

Total non-current assets	308,248	458,430	6,042

Inventories	1,064	1,334	18
Financial assets
Derivative assets	4,064	3,032	40
Investments	175,707	241,655	3,185
Cash and cash equivalents	169,793	103,836	1,369
Trade receivables	94,298	115,219	1,519
Unbilled receivables	27,124	60,809	801
Other financial assets	7,245	42,914	566
Contract assets	16,507	20,647	272
Current tax assets	2,461	2,373	31
Other current assets	24,923	28,933	381

Total current assets	523,186	620,752	8,182

TOTAL ASSETS	831,434	1,079,182	14,224

EQUITY
Share capital	10,958	10,964	145
Share premium	714	1,566	21
Retained earnings	466,692	551,252	7,266
Share-based payment reserve	3,071	5,258	69
Special Economic Zone Re-investment reserve	41,154	47,061	620
Other components of equity	30,506	42,057	554

Equity attributable to the equity holders of the Company	553,095	658,158	8,675
Non-controlling interests	1,498	515	7

TOTAL EQUITY	554,593	658,673	8,682

LIABILITIES
Financial liabilities
Loans and borrowings	7,458	56,463	744
Lease liabilities	13,513	15,177	200
Derivative liabilities	—	48	1
Other financial liabilities	2,291	2,961	39
Deferred tax liabilities	4,633	12,141	160
Non-current tax liabilities	11,069	17,818	235
Other non-current liabilities	7,835	7,571	100
Provisions	2	1	^

Total non-current liabilities	46,801	112,180	1,479

Financial liabilities
Loans, borrowings and bank overdrafts	75,874	95,233	1,255
Lease liabilities	7,669	9,056	119
Derivative liabilities	1,070	585	8
Trade payables and accrued expenses	76,512	99,034	1,305
Other financial liabilities	1,470	33,110	436
Contract liabilities	22,535	27,915	368
Current tax liabilities	17,324	13,231	174
Other current liabilities	24,552	27,394	361
Provisions	3,034	2,771	37

Total current liabilities	230,040	308,329	4,063

TOTAL LIABILITIES	276,841	420,509	5,542

TOTAL EQUITY AND LIABILITIES	831,434	1,079,182	14,224

^	Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2021	2022	2022	2021	2022	2022
			Convenience translation into US dollar in millions Refer footnote in page 1			Convenience translation into US dollar in millions Refer footnote in page 1
Revenues	162,454	208,600	2,749	619,430	790,934	10,425
Cost of revenues	(109,805)	(147,965)	(1,950)	(423,205)	(555,872)	(7,327)

Gross profit	52,649	60,635	799	196,225	235,062	3,098
Selling and marketing expenses	(10,679)	(14,078)	(185)	(41,400)	(54,935)	(724)
General and administrative expenses	(8,689)	(12,528)	(165)	(34,686)	(46,382)	(611)
Foreign exchange gains/(losses), net	886	1,075	14	2,995	4,355	57
Other operating income/(loss), net	—	7	^	(81)	2,186	29

Results from operating activities	34,167	35,111	463	123,053	140,286	1,849
Finance expenses	(1,122)	(1,717)	(23)	(5,088)	(5,325)	(70)
Finance and other income	4,447	3,946	52	20,912	16,257	214
Share of net profit/ (loss) of associates accounted for using the equity method	4	(16)	^	130	57	1

Profit before tax	37,496	37,324	492	139,007	151,275	1,994
Income tax expense	(7,755)	(6,399)	(84)	(30,345)	(28,946)	(382)

Profit for the period	29,741	30,925	408	108,662	122,329	1,612

Profit attributable to:
Equity holders of the Company	29,721	30,873	407	107,946	122,191	1,610
Non-controlling interests	20	52	1	716	138	2

Profit for the period	29,741	30,925	408	108,662	122,329	1,612

Earnings per equity share:
Attributable to equity holders of the Company
Basic	5.39	5.64	0.07	19.11	22.35	0.29
Diluted	5.38	5.63	0.07	19.07	22.29	0.29
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,510,335,838	5,470,020,412	5,470,020,412	5,649,265,885	5,466,705,840	5,466,705,840
Diluted	5,524,619,810	5,486,955,729	5,486,955,729	5,661,657,822	5,482,083,438	5,482,083,438

^	Value is less than 1

Additional Information:

Particulars	Three months ended			Year ended
	March 31, 2022	December 31, 2021	March 31, 2021	March 31, 2022	March 31, 2021
	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	58,342	56,644	46,510	217,874	178,091
Americas 2	63,963	61,076	46,475	239,404	179,821
Europe	60,743	59,620	45,107	233,443	165,441
APMEA	23,560	23,596	20,825	91,103	82,462

Total of IT Services	206,608	200,936	158,917	781,824	605,815
IT Products	1,201	1,767	2,117	6,173	7,685
ISRE	1,868	1,623	2,302	7,295	8,912
Reconciling Items	(2)	(3)	4	(3)	13

Total Revenue	209,675	204,323	163,340	795,289	622,425

Other operating income/(loss), net
IT Services	7	14	—	2,186	(81)

Total Other operating income/(loss), net	7	14	—	2,186	(81)

Segment Result
IT Services
Americas 1	11,530	11,390	9,863	42,820	33,040
Americas 2	12,150	12,057	10,500	47,376	41,589
Europe	9,056	9,172	8,704	35,739	31,673
APMEA	1,946	2,483	3,074	10,523	11,476
Unallocated	361	173	1,257	434	5,153
Other operating income/(loss), net	7	14	—	2,186	(81)

Total of IT Services	35,050	35,289	33,398	139,078	122,850

IT Products	(22)	96	145	115	45
ISRE	171	134	587	1,173	1,061
Reconciling Items	(88)	16	37	(80)	(903)

Total Segment result	35,111	35,535	34,167	140,286	123,053
Finance expenses	(1,717)	(1,403)	(1,122)	(5,325)	(5,088)
Finance and Other Income	3,946	3,578	4,447	16,257	20,912
Share of net profit/ (loss) of associates accounted for using the equity method	(16)	76	4	57	130

Profit before tax	37,324	37,786	37,496	151,275	139,007

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: As announced on November 12, 2020, effective January 1, 2021, the Company re-organized IT Services segment.to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended March 31, 2022
IT Services Revenue as per IFRS	$2,721.7
Effect of Foreign currency exchange movement	$(1.3)

Non-GAAP Constant Currency IT Services Revenue based on	$2,720.4
previous quarter exchange rates

Three Months ended March 31, 2022
IT Services Revenue as per IFRS	$2,721.7
Effect of Foreign currency exchange movement	$43.2

Non-GAAP Constant Currency IT Services Revenue based on	$2,764.9
exchange rates of comparable period in previous year

Year ended March 31, 2022
IT Services Revenue as per IFRS	$10,355.9
Effect of Foreign currency exchange movement	$(33.0)

Non-GAAP Constant Currency IT Services Revenue based on	$10,322.9
exchange rates of comparable period in previous year